                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON 25, D.C.

                                   FORM 11-K
                                 ANNUAL REPORT
                        PURSUANT TO SECTION 15(D) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

     (MARK ONE):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                 For the fiscal year ended December 31, 1993

                                      OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

         For the transition period from ____________ to _____________

                 Commission File No. _______________________


          A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

                National Education Corporation Retirement Plan

          B. Name of issuer of securities held pursuant to the Plan and the address of its principal executive office:

                        National Education Corporation
                           18400 Von Karman Avenue
                            Irvine, CA  92715-1594

     Financial Statements
                                                                            Page

              (1)   Report of Independent Accountants  . . . . . . . . .      4

              (2)   Consent of Independent Accountants to Incorporation
                    by Reference of Report In Continuous Offerings
                    on Form S-8  . . . . . . . . . . . . . . . . . . . .      5

              (3) Financial Statements of the National Education Corporation Retirement Plan:

                         Statements of Financial Condition as of
                         December 31, 1993 and 1992  . . . . . . . . . .      6

                         Statement of Income and Changes in Plan
                         Equity for the year ended December 31, 1993 . .      7

                         Notes to Financial Statements . . . . . . . . .   8-10

              (4) Schedules I and II have been omitted due to the presentation of the required information in the financial statements.

                    Schedule III - Allocation of Plan Income and Changes in Plan Equity to Investment Programs for the year ended
                    December 31, 1993  . . . . . . . . . . . . . . . . .     11

                    Schedule IV -- Assets Acquired and Disposed of for the
                    year ended December 31, 1993 . . . . . . . . . . . . .   12

                    Schedule V -- Transactions in Excess of 5% of
                    Plan Assets for the year ended December 31, 1993 . . .   13

                                   SIGNATURES


     The Plan.    Pursuant to the requirements of the Securities Exchange
Act of 1934, the Committee administering the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                             NATIONAL EDUCATION CORPORATION
                                                   RETIREMENT PLAN




Date  June 10, 1994                           /s/ Philip C. Maynard
      -------------                   -----------------------------------------
                                                  Philip C. Maynard
                                      Chairman of the Retirement Plan Committee

                      REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and the
Administration Committee of the
National Education Corporation
Retirement Plan

        In our opinion, the accompanying statements of net assets available for benefits and of accumulated plan benefits, and the related statements of changes in net assets available for benefits and of changes in accumulated plan benefits present fairly, in all material respects, the financial status of the National Education Corporation Retirement Plan (the Plan) at December 31, 1993 and 1992, and the changes in its financial status for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting princples used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

        As discussed in Note 5 to the financial statements, on July 15, 1991, New Jersey insurance regulators took court-supervised conservatorship of Mutual Benefit Life Insurance Company (MBLIC) at the request of MBLIC. On August 3, 1992, the Insurance Commissioner of the State of New Jersey filed the Mutual Benefit Rehabilitation Plan with the Superior Court of New Jersey. On January 15, 1993, an amended Rehabilitation Plan was filed and confirmed by the Superior Court of New Jersey on November 10, 1993. At present, the restructured contract is expected to be issued to contractholders sometime during the Fall of 1994. Due to the uncertainty surrounding the ultimate recovery of principal and interest on the MBLIC GIC's, it is not possible to quantify the effect on the financial statements, if any, of the recovery of plan assets. No provision for any impairment of plan assets that may result from the ultimate resolution of this matter has been made in the accompanying financial statements.

/s/    PRICE WATERHOUSE
- - - -------------------------------
       Price Waterhouse

Costa Mesa, California
May 27, 1994

                      CONSENT OF INDEPENDENT ACCOUNTANTS

        We hereby consent to the incorporation by reference in the Prospectus constituting part of the Registration Statement on Form S-8 (No. 2-86904) of National Education Corporation Retirement Plan of our report dated May 27, 1994 appearing on page 4 of this Form 11-K.

/s/     PRICE WATERHOUSE
- - - --------------------------------
        Price Waterhouse

Costa Mesa, California
May 27, 1994

                 NATIONAL EDUCATION CORPORATION RETIREMENT PLAN

                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                        AND OF ACCUMULATED PLAN BENEFITS


                                                                                    December 31,
                                                                       -------------------------------------
                                                                             1993                 1992
                                                                       -----------------   -----------------
     Contributions receivable - employee                                $     129,144       $     145,500
                                employer                                      455,352             526,048

     Investments held by Bank of America as trustee and custodian:

           Investment in Dodge & Cox Income Fund
             (revalued cost of $11,071,989 in 1993 and
             $7,384,498 in 1992)                                           11,230,283           7,380,151

           Investment in Mutual Benefit Life Income Fund                    2,843,763           2,888,011

           Investment in IDS Life Income Fund                               7,871,327           5,410,832

           Vanguard Index Trust 500 Portfolio Fund
             (revalued cost of $9,526,824 in 1993 and
             $7,982,994 in 1992)                                           10,125,939           8,312,406

           Investment in NEC Stock Fund, 461,933 shares
             (revalued cost $3,104,241) in 1993 and
             424,801 shares (revalued cost $3,835,155) in 1992              2,887,081           2,867,407

           Investment in Treasury Trust Fund                                1,857,884           1,718,730

           Participant loans receivable                                     1,640,489           1,446,895

           Collective short-term investments                                   69,798           5,239,042
                                                                        -------------       -------------
                                                                           39,111,060          35,935,022
     Payable for administrative fees                                          (36,468)            (28,757)
                                                                        -------------       -------------
     Plan equity (2,885 and 2,704 participants
             in 1993 and 1992, respectively)                            $  39,074,592       $  35,906,265
                                                                        =============       =============


     See Notes to Financial Statements.

                 NATIONAL EDUCATION CORPORATION RETIREMENT PLAN

                      STATEMENTS OF CHANGES AND NET ASSETS
                     AVAILABLE FOR BENEFITS AND OF CHANGES
                          IN ACCUMULATED PLAN BENEFITS


                                                     Years Ended December 31,
                                                     ------------------------
                                                         1993          1992
                                                     -----------   -----------
Sources of Assets:
- - - -----------------
  Employee salary deferrals                          $ 4,257,661   $ 4,115,257
  Employer contributions                               1,990,573     2,112,487
  Interest and dividend income                         1,740,784     1,738,459
  Participant loans                                           --       950,200
  Unrealized appreciation on investments, net            540,250            --
  Net realized gain on stock transactions                 83,468        85,453
  Other income                                             2,088        19,139
                                                     -----------   -----------
    Total sources                                      8,614,824     9,020,995
                                                     -----------   -----------
Applications of Assets:
- - - ----------------------
  Distributions to participants                       (5,326,192)   (3,610,290)
  Unrealized depreciation on investments, net                 --      (642,883)
  Administrative expenses                               (120,305)     (122,994)
                                                     -----------   -----------
      Total applications                              (5,446,497)   (4,376,167)
                                                     -----------   -----------
Increase in net assets for the year                    3,168,327     4,644,828

Plan Equity:
- - - -----------
  Beginning of year                                   35,906,265    31,261,437
                                                     -----------   -----------
  End of year                                        $39,074,592   $35,906,265
                                                     ===========   ===========



See Notes to Financial Statements.

                NATIONAL EDUCATION CORPORATION RETIREMENT PLAN

                        NOTES TO FINANCIAL STATEMENTS


NOTE 1 -- DESCRIPTION OF THE PLAN AND SIGNIFICANT ACCOUNTING POLICIES:

        The National Education Corporation Retirement Plan (the "Plan") was established by the Board of Directors of National Education Corporation (the "Company") and has been designed to qualify under the pretax deferral provisions of Section 401(k) of the Internal Revenue Code. Under authority granted by the Board of Directors of the Company, the President and Chief Executive Officer has designated the Retirement Plan Committee (the "Committee") to administer the Plan.

        All full-time domestic employees of the Company with at least one year of service are eligible to participate in the Plan. Participants may elect to defer between 2% and 16% of their salary, up to a maximum of $8,994 during 1993, with such deferrals contributed to the Plan eligible for a matching contribution from the Company totaling 100% of the first 2% and 50% of the next 4% of the salary deferred. A participant's interest in the Plan is measured in dollars (Plan account), which at the time of distribution or withdrawal, is valued as the sum of the participants' salary deferrals, the vested portion of the Company's contributions and the earnings thereon. Participants are fully vested in their salary deferrals and become fully vested in the Company's contributions ratably over four years from the date of eligibility or in the event of normal retirement, death or total disability. Should the Company permanently discontinue its contributions or terminate the Plan, participants become fully vested in their Company contributions.

        The trustee of the Plan is Bank of America ("Custodian" or the "Trustee"). The Trustee is required to invest participant salary deferrals and Company contributions, as well as investment earnings, in the Income Fund, Equity Fund, NEC Stock Fund or the U.S. Treasury Fund, based upon each participant's investment election. Cash awaiting distribution or investment in each of the four funds is invested by the Trustee in short term interest bearing securities. Trustee service costs and all other Plan expenses are paid by the Plan unless otherwise paid by the Company. Bank of America maintains a blanket bond in an amount of $50 million with a $20 million deductible regarding its custodial functions for the Plan and others.

        Funds invested in the Income Fund are invested in the Dodge & Cox Income Fund and guaranteed investment contracts ("GICs") issued by IDS Life Insurance Company and Mutual Benefit Life Insurance Company (see Note 5). Investment income consists of dividends, interest earned and realized and unrealized gains or losses in the market value of Dodge & Cox Income Fund bonds, less expenses. Investments in the Income Fund are stated at quoted market value and realized gains or losses on transactions are calculated based on revalued cost at the beginning of the year as adjusted for current year purchases.

        Funds invested in the Equity Fund are invested by the Vanguard Group in a 500 Portfolio Fund managed by Vanguard Index Trust. The 500 Portfolio Fund is designed to invest in equity securities which track the performance of the Standard and Poor's 500 stock index. Investment income consists of dividends, interest earned and realized and unrealized gains or losses in the market value of investments, less expenses. Investments in the Equity Fund are stated at quoted market value and realized gains or losses on transactions are calculated based on revalued cost at the beginning of the year as adjusted for current year purchases. As of December 31, 1993, the Equity Fund included 231,028 shares invested in the Vanguard 500 Portfolio Fund with a net asset value of $43.83 per share.

        Funds invested in the NEC Stock Fund are invested in the Company's common stock. Investment income consists of realized and unrealized gains or losses in the market value of the stock, less expenses. Investments in the NEC Stock Fund are stated at quoted market value and realized gains or losses on transactions are calculated based on revalued cost at the beginning of the year as adjusted for current year purchases. Transactions in the Company's common stock may be carried out in the open market or with the Company. Participants may not invest more than 40% of their current contributions in the NEC Stock Fund. As of December 31, 1993 the NEC Stock fund included 461,933 shares of NEC common stock with a net asset value of $6.25 per share.

        Funds invested in the U.S. Treasury Fund are invested in the Treasury Trust Fund managed by Smith Barney Shearson Inc. The Treasury Trust Fund is designed to invest in U.S. Government securities with maturities of one year or less or in securities exceeding one year if such securities provide for interest rate adjustments not less frequently than annually. Investment income primarily consists of dividends and interest earned, less expenses, and the fund typically maintains a net asset value of $1.00 per share.

        Participant loan receivables consist of outstanding loans to Plan participants. Participants may obtain one loan in a three year period from the Plan for up to 50% of their vested balance, minus their highest outstanding loan balance in the last twelve months. The loans bear interest at a fixed rate equal to the one-year certificate of deposit rate as quoted by a national periodical at or around the loan date, plus 2%, and are payable over a term not to exceed fifteen years.

        Participants may withdraw funds from their Plan accounts only upon attaining the age of 59-1/2 or after incurring a financial hardship which may not be reasonably met through other resources. Upon retirement, participants may elect to use the balance of their Plan account for the purchase of annuity contracts or receive either a lump sum or installment payments. In addition, participants are entitled to the vested balance of their Plan accounts, less the allocated Mutual Benefit GIC balances (see Note 5), upon termination of employment with the Company.

        During the year ended December 31, 1992, the Plan changed its method of accounting for benefit payments to terminated employees in order to comply with recently issued guidance for accounting and disclosure by employee benefit plans. Accordingly, the Plan no longer establishes an accrual for benefit payments of terminated employees which are payable subsequent to the Plan year end. The benefits payable to terminated employees as of December 31, 1993 and 1992 were $1,335,058 and $995,996, respectively.

     Except as noted above, the financial statements of the Plan are prepared on the accrual basis of accounting.

NOTE 2 -- INCOME TAXES:

        The Company has received a favorable determination letter from the Internal Revenue Service stating that the Plan qualifies for tax exempt status under Section 401(k) of the Internal Revenue Code of 1986, as amended. The contributions of the employee and the employer and earnings thereon will be tax deferred until the participant receives a distribution from the Plan.

NOTE 3 -- ADMINISTRATIVE EXPENSES:

        Administrative expenses of $120,305 incurred in 1993 include recordkeeping fees of $90,885 paid to Hewitt Associates and trustee fees of $29,413 paid to Bank of America.

NOTE 4 -- FORFEITURES:

        Participant forfeitures, unvested portions of participant withdrawals, are maintained by the Custodian and used to offset the Company's matching contribution. Total forfeitures for 1993 and 1992 were $285,308 and $140,946, respectively.

NOTE 5 -- MUTUAL BENEFIT LIFE INSURANCE COMPANY

        At the request of Mutual Benefit Life Insurance Company ("Mutual Benefit"), New Jersey insurance regulators took court-supervised conservatorship of Mutual Benefit on July 15, 1991 in order to protect its assets and policyholders. On August 3, 1992, the Insurance Commissioner of the State of New Jersey filed the Mutual Benefit Rehabilitation Plan with the Superior Court of New Jersey. On January 15, 1993, an amended Rehabilitation Plan was filed. The Superior Court of New Jersey confirmed the Rehabilitation Plan for Mutual Benefit Life on November 10, 1993 and a contractholder election form was made available to the Plan during February, 1994. In order to preserve the account balance and full death and retirement benefits, the Committee elected to "Opt-In" to the Mutual Benefit Rehabilitation Plan effective April 29, 1994, upon closing of the Rehabilitation Agreement between Mutual Benefit Life and MBL Life Assurance Corporation. At present, the restructured contract is expected to be issued to contractholders sometime during Fall of 1994.

        As of July 1, 1991, Plan participants' interest accruals on the Mutual Benefit GICs have been suspended by the Committee. In addition, the Mutual Benefit GICs have been segregated within the Plan and proportionally allocated to each participant in the Income Fund. Interest income (based on the contract rate of interest), net of applicable expenses, excluded from recognition in the financial statements totalled $145,068 for 1991. During 1992 and 1993, Mutual Benefit has not credited any interest to the Mutual Benefit GICs pending implementation of the Rehabilitation Plan. According to the Rehabilitation Plan, the interest crediting rate for 1992 and 1993 will be 4% and 3.5%, respectively, less expenses. The Plan elected to participate in an Interim Payout Program and received payouts from Mutual Benefit totalling $92,184 to date, which have been used to pay death benefits.

NOTE 6 -- ALLOCATION BY INVESTMENT PROGRAM:

     Allocation of certain Plan assets and liabilities to each investment program as of December 31, 1993 and 1992 was as follows:

                                                                     December 31, 1993
                                   -------------------------------------------------------------------------------------
                                       Total            Income           Equity         NEC Stock        U.S. Treasury
                                   --------------   --------------   --------------   --------------   -----------------
     Contributions Receivable
        Employee                     $ 129,144        $  58,868        $  46,242         $ 10,897           $ 13,137
        Employer                     $ 455,352        $ 218,229        $ 149,840         $ 47,679           $ 39,604
     Payable for Administrative
       Fees                           $(36,468)       $ (21,650)       $ (10,042)        $ (2,881)          $ (1,895)

                                                                     December 31, 1992
                                   -------------------------------------------------------------------------------------
                                       Total            Income           Equity         NEC Stock        U.S. Treasury
                                   --------------   --------------   --------------   --------------   -----------------
     Contributions Receivable
        Employee                     $ 145,500        $  61,845        $  48,443         $ 16,487           $ 18,725
        Employer                     $ 526,048        $ 279,426        $ 148,744         $ 56,861           $ 41,017
     Payable for Administrative
       Fees                          $ (28,757)       $ (17,488)       $  (7,537)        $ (2,235)          $ (1,497)

                 NATIONAL EDUCATION CORPORATION RETIREMENT PLAN
         SCHEDULE III -- ALLOCATION OF PLAN INCOME AND CHANGES IN PLAN
                          EQUITY BY INVESTMENT PROGRAM



                                                     Year Ended December 31, 1993
                             -----------------------------------------------------------------------------
                                                                                       U.S.
                               Total         Income         Equity        Stock      Treasury       Loan
                            -----------    -----------   -----------   ----------   ----------   ----------
Sources of Assets:

Employee salary deferrals   $ 4,257,661    $ 1,977,241   $ 1,428,237   $  437,598   $  414,585   $       --

Employer contribution         1,990,573        985,468       608,370      215,323      181,412           --

Interest and dividend         1,740,784      1,320,053       262,913        1,217       49,625      106,976

Net realized gain on
  security transactions          83,468         55,216        19,279        8,973           --           --

Unrealized appreciation
  (depreciation) on
  investments                   540,250        158,294       599,116     (217,160)          --           --

Other income                      2,088          1,232           543          209          104           --
                            -----------    -----------   -----------   ----------   ----------   ----------
Total sources                 8,614,824      4,497,504     2,918,458      446,160      645,726      106,976
                            -----------    -----------   -----------   ----------   ----------   ----------

Application of Assets:

Distributions to
  participants               (5,326,192)    (2,636,505)   (1,683,111)    (358,180)    (508,278)    (140,118)
                            -----------    -----------   -----------   ----------   ----------   ----------
Administrative expense         (120,305)       (71,920)      (31,728)     (10,516)      (6,141)          --

Transfers between funds, net          0       (307,110)      189,472      (85,497)     (23,602)     226,737
                            -----------    -----------   -----------   ----------   ----------   ----------
Total applications           (5,446,497)    (3,015,535)   (1,525,367)    (454,193)    (538,021)      86,619
                            -----------    -----------   -----------   ----------   ----------   ----------
Increase in assets for
  the period                  3,168,327      1,481,969     1,393,091       (8,033)     107,705      193,595

Plan Equity:

Beginning of year            35,906,265     20,751,459     8,942,490    2,957,865    1,807,556    1,446,895
                            -----------    -----------   -----------   ----------   ----------   ----------
  End of year               $39,074,592    $22,233,428   $10,335,581   $2,949,832   $1,915,261   $1,640,490
                            ===========    ===========   ===========   ==========   ==========   ==========


                 NATIONAL EDUCATION CORPORATION RETIREMENT PLAN
                 SCHEDULE IV -- ASSETS ACQUIRED AND DISPOSED OF
                      FOR THE YEAR ENDED DECEMBER 31, 1993


                                                                Purchase                               Realized
     Identity of Issue/Description                             Price/Cost        Selling Price         Gain/Loss
     -----------------------------------------------        -----------------  -----------------   -----------------
     Dodge & Cox Income Fund                                  $  1,632,469        $  1,687,685         $ 55,216
     The Vanguard Group                                       $    590,721        $    610,000         $ 19,279
       Index Trust 500 Portfolio
     NEC Common Stock                                         $    305,162        $    314,135         $  8,973
       $.01 par value
     Treasury Trust Dollar Fund                               $    426,000        $    426,000         $     --

                 NATIONAL EDUCATION CORPORATION RETIREMENT PLAN
              SCHEDULE V -- TRANSACTIONS IN EXCESS OF 5% OF ASSETS
                      FOR THE YEAR ENDED DECEMBER 31, 1993



                                         Aggregate      Aggregate
                                         Purchase        Selling                                         Current      Realized
     Identity of Party/Description         Price          Price           Expenses       Asset Cost       Value       Gain/Loss
     --------------------------------    ----------     ---------         --------       ----------    -----------    ---------
     Dodge & Cox Income Fund

       Purchases - 30 transactions       $5,324,306     $       --       $      --       $5,324,306     $5,324,306     $    --

       Sales - 4 transactions            $       --     $1,687,685       $      --       $1,632,469     $1,687,685     $55,216


     IDS Guaranteed Annuity Contract
      Contract #9310-3327427
      5.35% Interest, Maturity 03/31/96

       Purchases - 4 transactions        $2,080,096     $       --      $       --       $2,080,096     $2,080,096      $    --


     The Vanguard Group
      Index Trust 500 Portfolio

        Purchases - 30 transactions      $1,805,139     $       --      $       --       $1,805,139     $1,805,139      $    --

        Sales - 3 transactions           $       --     $  610,000      $       --       $  590,721     $  610,000      $19,279
